Exhibit 99.1

ImmunoPrecise Antibodies to Participate in January Conferences

VICTORIA, British Columbia--(BUSINESS WIRE)--January 6, 2021--IMMUNOPRECISE ANTIBODIES LTD. (“IPA”) (Nasdaq: IPA) (TSXV: IPA) a leader in full-service, therapeutic antibody discovery, today announced that Dr. Jennifer Bath, ImmunoPrecise’s Chief Executive Officer, will participate in a pre-recorded presentation through the H.C. Wainwright BioConnect 2021 Conference, and management will host one-on-one meetings with investors through the Stern IR Virtual Corporate Access Event, both taking place January 11-14, 2021.

The H.C. Wainwright presentation will be available for on-demand viewing beginning Monday, January 11, 2021 at 6:00 a.m. ET. The recording can be accessed via H.C. Wainwright Bioconnect website at and will be available for approximately 30 days.

About ImmunoPrecise Antibodies Ltd.

IPA is a global technology platform company with end-to-end solutions empowering companies to discover and develop therapies against any disease. The Company’s experience and cutting-edge technologies enable unparalleled support of its partners in their quest to bring innovative treatments to the clinic. IPA’s full-service capabilities dramatically reduce the time required for, and the inherent risk associated with, conventional multi-vendor product development. For further information, visit www.immunoprecise.com or contact solutions@immunoprecise.com: solutions@immunoprecise.com.

Forward Looking Information

This news release contains forward-looking statements within the meaning of applicable United States securities laws and Canadian securities laws. Forward-looking statements are often identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "estimates", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking information contained in this news release include, but are not limited to, In respect of the forward-looking information contained herein, the Company has provided such statements and information in reliance on certain assumptions that management believed to be reasonable at the time.

Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements stated herein to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Actual results could differ materially from those currently anticipated due to a number of factors and risks, including, without limitation, as well as those risks discussed in the Company’s Annual Information Form dated November 16, 2020 (which may be viewed on the Company’s profile at www.sedar.com) and the Company’s Form 40-F dated December 28, 2020 (which may be viewed on the Company’s profile at www.sec.gov). Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance, or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. Accordingly, readers should not place undue reliance on forward-looking information contained in this news release.

The forward-looking statements contained in this news release are made as of the date of this release and, accordingly, are subject to change after such date. The Company does not assume any obligation to update or revise any forward-looking statements, whether written or oral, that may be made from time to time by us or on our behalf, except as required by applicable law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Contacts

Frédéric Chabot
1-438-863-7071
frederick@contactfinancial.com